OMB APPROVAL

OMB Number: 3235-0123
Expires: February 28, 2010
Estimates average burden
Hours per response . . . 12.00





SECURITIES  )N

08028961

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.

FEB 2 9 2008

803

SEC FILE NUMBER

8 – 52723

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 AND ENDING 12/31/07
_____ MM/DD/YY _____ MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

    MAST SERVICES LLC

OFFICIAL USE ONLY

_____

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

    2 CANAL PARK
_____
(No. And Street)

CAMBRIDGE   MA   02141
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

    JONATHAN JOFFE   (617) 252 - 2101
    (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

    FULVIO & ASSOCIATES, LLP   ATTN: JOHN FULVIO, CPA
    (Name - _if individual state last, first, middle name_)

5 West 37th Street, 4th Floor   NEW YORK   NY   10018
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
    ☑ Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of it possessions.

PROCESSED

MAR 2 1 2008

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _____ JONATHAN JOFFE _____ , swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ MAST SERVICES LLC _____ , as of

_____ DECEMBER 31, 2007 _____ , are true and correct. I further swear (or affirm) that neither the company

nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that

of a customer, except as follows:

_____

_____

_____

TRACY A. CHABAK
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires Nov. 14, 2014

_____
Notary Public

_____
Signature

CEO
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FULVIO & ASSOCIATES, L.L.P.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITOR'S REPORT

To the Member of
  MAST Services LLC:

We have audited the accompanying statement of financial condition of MAST Services LLC (the "Company") as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of MAST Services LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, LLP

New York, New York
February 15, 2008

MAST SERVICES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$ 1,008,190
Receivable from related party	459,920
Employee advance	860
Prepaid expenses	2,100
TOTAL ASSETS	**$ 1,471,070**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Accrued bonus payable	$ 320,683
Accrued expenses	45,600
TOTAL LIABILITIES	366,283

MEMBER'S EQUITY:

TOTAL MEMBER'S EQUITY	1,104,787
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,471,070

The accompanying notes are an integral part of this financial statement.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Basis of Presentation

MAST Services LLC, (the "Company"), is a registered broker-dealer in securities under the Securities and Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. The Company is engaged primarily in providing advisory services. The company is a wholly owned subsidiary of MAST Global Limited (the "Parent").

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Revenue Recognition

The Company recognizes revenue as professional services are provided.

NOTE 2.   SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business

As reported in Note 5, during the year ended December 31, 2007 substantially all of the Company's revenue was earned from one related party.

NOTE 3.   NET CAPITAL REQUIREMENT

The Company is a registered broker-dealer subject to SEC Uniform Net Capital Rule 15c3-1 which requires that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed fifteen to one. The rule also requires maintaining minimum statutory net capital. At December 31, 2007 the Company had net capital of $641,907 which was $617,489 in excess of the minimum requirement of $24,418.

NOTE 4.   BENEFITS

The Company participates in a 401(k) plan covering substantially all of its employees that is operated by Monitor Company Group Limited Partnership ("MCGLP"), a stockholder of the Parent. The plan includes employee contributions and discretionary contributions by MCGLP subject to certain limitations.

NOTE 5.   RELATED PARTY TRANSACTIONS

The Company earned revenues of $2,552,489 from MCGLP for consulting services provided to MCGLP's clients. In return, MCGLP allocated expenses to the Company for rent, administration charges and other expenses of $664,052. As of December 31, 2007, the Company had a net receivable from MCGLP of $459,920.

NOTE 6.   INCOME TAXES

The Company is a sole member limited liability company and therefore earnings or losses are allocated to the member for inclusion in its separate income tax return.

END